May 4, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ViewPoint Financial Group, Inc.
Registration Statement on Form S-1
(File number 333-165509)

Dear Sir or Madam:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join ViewPoint Financial Group, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Thursday, May 6, 2010, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Christopher S. Hooper
Christopher S. Hooper
An Officer of the Corporation